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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                CYBERSENTRY, INC.

                                   FORM 12b-25

                         Commission File Number 0-23416

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K [ ] Form 11-K [ ] Form 20F
              [X] Form 10-Q  [ ] Form N-SAR

         For Period Ended: September 30, 2000
                           -------------------------------------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant: CyberSentry, Inc.

Former name if applicable:

Address of principal executive office (Street and number):
412 East Madison Street, Suite 1200

City, state and zip code: Tampa, Florida, 33602




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                                     PART II

                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) the reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

                                    PART III

                                    NARRATIVE

         The registrant is unable to file its Form 10-Q for the quarter ended September 30, 2000 within the prescribed period because it has been delayed in completing its financial statements. However, the registrant fully expects to be able to file within the additional time allowed by this report.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

Hal Shankland                 (813) 390-5674
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(Name)               (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No


The 3rd fiscal quarter of 2000 revenues were up by approximately 9% as compared to the figures for the 3rd fiscal quarter of 1999. Selling, general and administrative expenses declined by approximately 70% during the same period, however, resulting in a net loss before taxes that was approximately 50% lower than the previous year.

         CyberSentry, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2000             By:     /s/ Hal Shankland
                                       --------------------------------
                                                     Hal Shankland
                                                     President and CEO